antisense THERAPEUTICS

06018270

SEC MAIL PROCESSING SECTION RECEIVED NOV - 3 2006 WASH. D.C. 160

25 October 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

SUPPL

Re: Antisense Therapeutics Limited

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX) and Australian Securities & Investments Commission (ASIC).

Date of Announcement/Lodgement	To:	Title	No of pages
27 September 2006	ASIC	Form 484 Change to Company Details	2
24 October 2006	ASX	Appendix 4C Quarterly Cashflow Report	5

Yours sincerely

Kathryn Andrews
Company Secretary & Chief Financial Officer

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

Encls.

LEVEL 1, 10 WALLACE AVENUE TOORAK VIC 3142 AUSTRALIA TEL +61 (3) 9827 8999 FAX +61 (3) 9827 1166 WEB WWW.ANTISENSE.COM.AU
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745

Australian Securities & Investments Commission

Electronic Lodgement

Document No. 7E0860875

Lodgement date/time: 27-09-2006 14:23:08

Reference Id: 74124863

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
ANTISENSE THERAPEUTICS LIMITED
Australian Company Number (ACN)
095 060 745

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Kathryn Jane Elizabeth ANDREWS

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Kathryn Jane Elizabeth ANDREWS
Capacity
Secretary
Signature

Date signed
27-09-2006

A1 Change of address

Company officeholder's residential address

Officeholder details

Given names KATHRYN JANE ELIZABETH

Family name ANDREWS

Birth Details

Date of Birth 10-04-1967

City/town of Birth MORRINSVILLE

Country of Birth NEW ZEALAND

Address

405 Station Street
CARLTON NORTH VIC 3054
Australia

Effective Date 14-09-2006

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

ANTISENSE THERAPEUTICS LIMITED

ABN

41 095 060 745

Quarter ended ("current quarter")

30 SEPTEMBER 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	-	
1.2	Payments for (a) staff costs	(409)	(409)
	(b) advertising and marketing	-	-
	(c) research and development	(184)	(184)
	(d) leased assets	-	-
	(e) other working capital	(124)	(124)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	110	110
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(607)	(607)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(607)**	**(607)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(3)	(3)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(3)	(3)
1.14	**Total operating and investing cash flows**	(610)	(610)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	0	0
	Net increase (decrease) in cash held	(610)	(610)
1.21	Cash at beginning of quarter/year to date	8,239	8,239
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	7,629	7,629

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	243
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 Reflects the following related party payments:

(a) Total amounts paid to directors include director's fees, salaries, payroll tax and superannuation of $140,734 (YTD: $140,734).
(b) Dr Stanley Crooke (retired as director on 31/8/06) & Dr Frank Bennett (appointed as director on 31/8/06. Dr Crooke is a director of Isis Pharmaceuticals Inc ("Isis") and Dr Bennett is Vice President, Research of Isis. A total amount of $36,254 (YTD: $36,254) was paid to Isis for research and development related services provided by them to Antisense Therapeutics Limited ("ATL").
(c) Professor George Werther, a director of the company, is an executive officer of the Murdoch Childrens Research Institute ("MCRI"). An amount of $65,892 (YTD: $65,892) was paid to the MCRI for facilities provided and services performed by them for ATL.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,129	1,239
4.2	Deposits at call	5,500	7,000
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	7,629	8,239

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Kathryn Andrews (Company Secretary) Date: 24/10/2006

Print name: Kathryn Andrews

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.